UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

CROWN CASTLE INTERNATIONAL CORP.
(Name of Subject Company (Issuer) and Filing Person (Offeror))
4% CONVERTIBLE SENIOR NOTES DUE 2010
(Title of Class of Securities)
228227AT1
(CUSIP Number of Class of Securities)

E. Blake Hawk, Esq.
Executive Vice President and General Counsel
510 Bering Drive
Suite 500
Houston, Texas 77057
(713) 570-3000

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of the filing person)

Copy to:
Stephen L. Burns, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019-7475
(212) 474-1000

Calculation of Filing Fee

Transaction Valuation(1):	Amount of Filing Fee(2):
$412,861,500	$52,309.56

(1)
Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that all of the outstanding 4% Convertible Senior Notes due 2010 are being purchased at the maximum purchase price of $1,795.05 per $1,000 principal amount of Convertible Notes.

(2)	The amount of the filing fee was calculated at a rate of $126.70 per $1,000,000 of the transaction value. It was calculated by multiplying the transaction valuation amount by 0.00012670.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $52,309.56 Form or Registration No.: SC TO-I	Filing Party: Crown Castle International Corp. Date Filed: November 8, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1

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☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

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Introductory Statement To Amendment No. 1

Crown Castle International Corp., a Delaware corporation (“Crown Castle”), hereby amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on November 8, 2004, with respect to the Offer by Crown Castle to purchase any and all of its outstanding 4% Convertible Senior Notes due 2010 (the “Convertible Notes”). The purchase price was fixed after 5:00 p.m. on December 3, 2004, pursuant to the pricing formula set forth in the Offer to Purchase dated November 8, 2004 (the “Offer to Purchase”) and was announced prior to the opening of trading on December 6, 2004. The pricing formula is based upon the volume-weighted average price of the Company’s common stock, subject to a minimum price of $750.00 and a maximum price of $1,795.05 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest through, but excluding, the date of purchase. On December 3, 2004, Crown Castle announced that the purchase price with respect to the Convertible Notes, calculated pursuant to the formula set forth in the Offer to Purchase, was fixed at $1,795.05 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest through, but excluding, the date of purchase, which is the maximum price under the pricing formula. The Offer to purchase the Convertible Notes on the terms and conditions of the Offer to Purchase and the letter of transmittal (the “Letter of Transmittal”) is referred to herein as the “Offer”.

A formula was used as the method to calculate the purchase price because (i) Crown Castle has observed, and the dealer manager for the Offer has confirmed, that there exists a significant correlation between the trading prices of the Convertible Notes and the trading prices of the underlying exchange-traded common stock that the Convertible Notes may be converted into, (ii) the Convertible Notes are currently convertible and (iii) recent trading prices for Crown Castle’s common stock have been higher than the conversion price implicit in the current conversion ratio for the Convertible Notes.

The information contained in the Offer to Purchase and the Letter of Transmittal is amended and supplemented by the information set forth in this Amendment No. 1.

The Schedule TO is hereby amended and supplemented by this Amendment No. 1 to Schedule TO as follows:

Item 1. Summary Term Sheet.

Item 1 of Schedule TO is hereby amended and supplemented by adding the following:

What Purchase Price Has Been Calculated Based On The Formula Set Forth In The Offer To Purchase?

Based on the formula set forth in the Offer to Purchase, the purchase price to be paid for any Convertible Notes tendered and accepted in the Offer has been fixed at $1,795.05 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest through, but excluding, the date of purchase, which is the maximum price under the pricing formula.

Item 4. Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

On December 3, 2004, Crown Castle announced that the purchase price, calculated on the basis of the formula set forth in the Offer to Purchase, was fixed at $1,795.05 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest through, but excluding, the date of purchase, which is the maximum price under the pricing formula. The full text of Crown Castle’s press release, relating to the calculation and announcement of the purchase price, is filed herewith as Exhibit (a)(5)(B) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended by adding the following:

(a)(5)(B)    Press Release of Crown Castle dated as of December 3, 2004

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Crown Castle International Corp.,

By /s/ W. Benjamin Moreland
Name:  W. Benjamin Moreland
Title:     Executive Vice President,
                  Chief Financial Officer and Treasurer

Dated: December 3, 2004

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INDEX TO EXHIBITS

*(a)(1)(A)	Offer to Purchase, dated November 8, 2004
*(a)(1)(B)	Letter of Transmittal
*(a)(1)(C)	Form of Letter to Broker-Dealers
*(a)(1)(D)	Form of Letter to Clients
*(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9
*(a)(5)(A)	Press Release of Crown Castle dated as of November 8, 2004
(a)(5)(B)	Press Release of Crown Castle dated as of December 3, 2004
(d)(1)
Indenture dated as of July 2, 2003, between Crown Castle and The Bank of New York, as successor Trustee to United States Trust Company of New York, incorporated by reference to Exhibit 4.16 to Crown Castle’s Registration Statement on Form S-4, filed with the SEC on January 23, 2004

(d)(2)
First Supplemental Indenture dated as of July 2, 2003 to the Indenture dated as of July 2, 2003, between Crown Castle and The Bank of New York, as Trustee, incorporated by reference to Exhibit 4.17 to Crown Castle’s Registration Statement on Form S-4, filed with the SEC on January 23, 2004

(d)(3)
Form of 4% Convertible Senior Note due 2010, incorporated by reference to Exhibit A to the First Supplemental Indenture filed as Exhibit 4.17 to Crown Castle’s Registration Statement on Form S-4, filed with the SEC on January 23, 2004

___________________________
*  Previously filed on Schedule TO, dated November 8, 2004.

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